Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces suspension of strike at Tasiast mine

Toronto, Ontario, May 22, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) announced today that the strike by unionized employees at its Tasiast mine has been suspended at the request of the Government of Mauritania.

The recent shutdown, which began on May 5th and ended today, is not expected to materially affect 2020 production or the development of the 24k expansion. The Company has adhered to the three-year collective labour agreement finalized in Q4 2019, all applicable labour codes, and rigorously complied with all government mandates related to COVID-19 prior to the strike and will continue to do so going forward. While the Company disagrees with the basis for the strike, it remains open to discussions with the staff delegates.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “continue”, "development", and "expect" or variations of or similar such words and phrases or statements that certain actions, events or results will affect, or will occur or result, and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those made in the "Risk Analysis" section of our full year 2019 management's discussion and analysis, the "Risk Factors" section of our Annual Information Form dated March 30, 2020 and the “Cautionary Statement on Forward-Looking Information” in our news release dated May 5, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or its applicable subsidiary(ies).

Source: Kinross Gold Corporation

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